UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

+65 91821823

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On December 23, 2025, at 11:00 a.m., Singapore Time (December 22, 2025, at 10:00 p.m. Eastern Time), NETCLASS TECHNOLOGY INC held a meeting of the holders of class A ordinary shares of a par value of $0.00025 each (the “Class A Ordinary Shares”) (the “Class A Meeting”) at the principal office of the Company located at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore, 089507. Immediately following the Class A Meeting, the Company held a meeting of the holders of class B ordinary shares of a par value of $0.00025 each (the “Class B Ordinary Shares”) (the “Class B Meeting”), at the same location. Immdiately following the Class B Meeting, the Company held an annual general meeting of the shareholders of (the “Annual General Meeting”), at the same location.

As of the record date of December 2, 2025 (the “Record Date”), there were 19,992,031 Class A Ordinary Shares and 2,000,000 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifteen (15) votes for each Class B Ordinary Share held for each of the proposals.

Class A Meeting

Holders of 9,589,551 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 47.97% of the 19,992,031 outstanding Class A Ordinary Shares as of the Record Date , and therefore constituting a quorum of at least one-third of all votes attaching to all the Class A Ordinary Shares outstanding and entitled to vote at the Class A Meeting as of the Record Date. The matter voted on at the Class A Meeting was approved. The final voting results for the matter submitted to a vote of shareholders at the Class A Meeting are as follows:

	For	Against	Abstain
Proposal 1: By a special resolution of the holders of Class A Ordinary Shares, to approve the increase of the voting rights attached to the Class B Ordinary Shares from fifteen (15) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the amended and restated memorandum and articles of association (the “Second Amended and Restated Memorandum and Articles of Association” or “Restated M&A”).	9,458,211	131,339	0

Class B Meeting

Holders of 2,000,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Class B Meeting, representing 100% of the 2,000,000 outstanding Class B Ordinary Shares as of the Record Date , and therefore constituting a quorum of at least one-third of one-third of all votes attaching to the Class B Ordinary Shares outstanding and entitled to vote at the Class B Meeting as of the Record Date. The matter voted on at the Class B Meeting was approved. The final voting results for the matter submitted to a vote of shareholders at the Class B Meeting are as follows:

	For	Against	Abstain
Proposal 1: By a special resolution of the holders of Class B Ordinary Shares, to approve the increase of the voting rights attached to the Class B Ordinary Shares from fifteen (15) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A.	30,000,000	0	0

Annual General Meeting

Holders of 9,290,051 Class A Ordinary Shares and holders of 2,000,000 Class B Ordinary Shares of the Company were present in person or by proxy at the Annual General Meeting, representing approximately 46.47% of the 19,992,031 outstanding Class A Ordinary Shares and 100% of the 2,000,000 outstanding Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the Annual General Meeting as of the Record Date. All matters voted on at the Annual General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Annual General Meeting are as follows:

	For	Withhold
Proposal 1: By an ordinary resolution, to re-appoint Jianbiao Dai, Lina Chen, Xianghong Zhou, Angel Colon, and Xiao Fu to serve on the Company’s board of directors until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association
Jianbiao Dai	39,254,514	35,537
Lina Chen	39,254,514	35,537
Xianghong Zhou	39,254,514	35,537
Angel Colon	39,254,514	35,537
Xiao Fu	39,254,514	35,537

	For	Against	Abstain
Proposal 2: By an ordinary resolution, to approve the appointment of Wei, Wei &Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ended on September 30, 2025	39,242,164	29,727	18,159
Proposal 3: subject to approval by the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares of the change of voting rights, to approve the increase of the voting rights attached to the Class B Ordinary Shares from fifteen (15) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A (the “Change of Voting Rights”).	39,139,294	143,716	7,040
Proposal 4: By a special resolution, subject to approval by the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares of the Change of Voting Rights, to adopt the Restated M&A in substitution for and to the exclusion of the currently effective memorandum and articles of association of the Company, to (i) implement the Change of Voting Rights and (ii) incorporate certain post-IPO language, corporate-governance provisions, and housekeeping amendments customary for a listed Cayman Islands exempted company, as more particularly described in the Restated M&A, and authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands	39,144,038	138,729	7,283
Proposal 5: By an ordinary resolution, to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Four	39,237,222	35,968	16,860

A copy of the Second Amended and Restated Memorandum of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: December 29, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer